SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (Also Admitted in England & Wales)

* (Also Admitted in New York)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ——— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com November 12, 2020

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Ms. Celeste Murphy

Mr. Courtney Lindsay

Mr. Gary Newberry

Ms. Sasha Parikh

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Yatsen Holding Limited (CIK No. 0001819580)
Registration Statement on Form F-1 (File No. 333-249747)

Dear Ms. Murphy, Mr. Lindsay, Mr. Newberry and Ms. Parikh:

On behalf of our client, Yatsen Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s follow-up response to comment no. 11 contained in the Staff’s letter dated September 14, 2020.

The Company respectfully advises the Staff that an estimated initial public offering price range for marketing purposes will not be established until shortly before the filing of an amendment to the Registration Statement containing the preliminary prospectus for the offering on or about November 13, 2020 (the “Preliminary Prospectus”). However, in response to the Staff’s comment and in the interest of time, the Company has estimated a preliminary indicative price range with reference to the preliminary indicative valuation provided by the underwriters of this offering, which was in turn derived from the information provided by the Company and current market conditions. The estimated preliminary indicative price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the estimated price range for the offering will correspond to, or that the final offering price will fall within, this estimated preliminary indicative range. The Company currently estimates the preliminary indicative price range for this offering to be between US$2.125 and US$2.625 per ordinary share, with a mid-point of US$2.375 per ordinary share.

Securities and Exchange Commission

November 12, 2020

A detailed description of the valuation method used and the factors contributing to the changes in the fair value of the ordinary shares of the Company between July 22, 2018 and September 11, 2020 is set forth on pages 131 to 133 of the Registration Statement on Form F-1 filed on October 30, 2020. The Company respectfully advises the Staff that it granted share options on October 17, 2020 and the fair value of the ordinary shares of the Company, as calculated with the assistance from an independent valuation firm, increased from US$1.3072 per ordinary share as of September 11, 2020 to US$1.6445 per ordinary share as of October 17, 2020, and the implied assumption of discount rate and implied discount for marketability decreased from 16% to 14.5% and from 6% to 4.5%, respectively, during the same period, as the Company progressed further towards being qualified for an initial public offering and the lead time to an expected liquidity event decreased. The Company will add this additional disclosure to the Preliminary Prospectus.

The Company further respectfully advises the Staff that the increase in the fair value of the ordinary shares of the Company from US$1.3072 per ordinary share as of September 11, 2020, to US$1.6445 per ordinary share as of October 17, 2020, and further to US$2.375 per ordinary share, the estimated mid-point of the preliminary indicative price range for this offering, was primarily attributable to the following factors:

1.	Reduced cost of capital and discount for lack of marketability

As a result of an imminent initial public offering, if the Company performs a valuation of its ordinary shares as at the initial public offering date using the same methodology and keeping the other assumptions unchanged (e.g. using the same financial forecasts prepared for the valuation as at October 17, 2020), the implied assumption of discount rate would have decreased from 14.5% to 12%, and the implied discount for marketability would have decreased from 4.5% to 0%, and all outstanding preferred shares would be converted into ordinary shares. As a result, the per share value would increase from US$1.6445 to US$2.3849. The Company’s initial public offering will increase the liquidity and marketability of its ordinary shares. The Company’s initial public offering will also provide it with additional capital, enhance its ability to access capital markets to grow its business, and raise its overall profile.

Securities and Exchange Commission

November 12, 2020

2.	Substantial growth in the Company’s business performance, with particularly high sales volume during Tmall’s 2020 Singles’ Day Event

a.	Perfect Diary

Sales volume under Perfect Diary continued to grow rapidly as the Company introduced innovative products and expanded into new product categories such as skincare. In particular, during Tmall’s 2020 Singles’ Day Event from November 1, 2020 to November 11, 2020, Perfect Diary achieved RMB600 million in GMV on Tmall and ranked No. 1 in the color cosmetics category in terms of GMV on Tmall for the second consecutive year since 2019, according to an industry report dated August 2020, as amended, commissioned by us and prepared by China Insights Consultancy (the “CIC Report”).

b.	Little Ondine

Sales volume under Little Ondine also continued to grow rapidly and it has proven itself to be a successful second brand for the Company’s platform. In particular, during Tmall’s 2020 Singles’ Day Event from November 1, 2020 to November 11, 2020, Little Ondine achieved RMB100 million in GMV on Tmall, according to the CIC Report.

c.	Abby’s Choice

Sales volume under Abby’s Choice also continued to grow rapidly following its official launch in June 2020. In particular, Abby’s Choice achieved over RMB20 million in GMV on Tmall on the first day of Tmall’s 2020 Singles’ Day Event, according to the CIC Report.

3.	Recent acquisitions

At the end of October 2020, the Company consummated the acquisition of Galénic, an iconic premium skincare brand, from Pierre Fabre, a French pharmaceutical and dermo-cosmetics group. The Company will continue to support the brand in Europe and will launch it in China. The Company intends to capitalize on the French identity of this brand and will partner with Pierre Fabre on research and development of future product innovations and manufacturing of Galénic products. The Company believes that the recently announced acquisition of Galénic has contributed to the increase in the fair value of its ordinary shares.

In addition, in November 2020, the Company entered into an agreement to acquire the mainland China business of a masstige skincare brand. The Company will leverage the target’s brand equity, proven products and formulations, combined with the Company’s DTC model and platform capabilities, to bring the brand to next level.

The Company respectfully advises the Staff that in determining the fair value of the ordinary shares as of various dates before the offering, the Company, with the assistance of an independent valuation firm, has considered the guidance prescribed by the AICPA Audit and Accounting and Valuation Guide, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (the “Guide”).

Securities and Exchange Commission

November 12, 2020

Paragraph 10.04 of the Guide provides that:

“The ultimate IPO price is generally not likely to be a reasonable estimate of the fair value for pre-IPO equity transactions of the enterprise. The value of a private enterprise before and after a successful IPO may be significantly different. In addition, the IPO event itself increases enterprise value, because, among other things, it allows the enterprise access to the public capital markets.”

Paragraph 10.05 of the Guide provides further that:

“The IPO price also reflects an estimate of the expected valuation of the company’s shares based upon its position following a successful IPO. As a result, it normally incorporates the effect of the issuance of primary shares by the company, the proceeds from which can be used to either reduce the company’s debt level or to provide capital to fully finance the company’s expansion or development of its business plan. In contrast, most financings for earlier stage companies do not allow the company to reach break-even cash flows and to become self-sustaining. Therefore, the IPO price recommendation may be free from the risk premium associated with the need to raise additional capital associated with earlier stage companies.”

In accordance with paragraphs 10.04 and 10.05 of the Guide, the Company believes neither the estimated mid-point of the preliminary indicative price range for this offering nor the final offering price itself should be construed as a reasonable estimate of the fair value of its ordinary shares as of various dates before this offering.

* * * * *

Securities and Exchange Commission

November 12, 2020

If you have any questions regarding the foregoing matters, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 10-6533-2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP

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